UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41872

DDC Enterprise Limited

368 9th Ave., New York, NY 10001 USA

+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the terms, “DDC,” “Company,” and “we” refer to DDC Enterprise Limited.

Updated Share Count

As of the date hereof, there are 23,309,005 Class A ordinary shares issued and outstanding.

Recent Bitcoin Acquisition and Holdings

On October 15, 2025, DDC Enterprise Limited acquired an additional 25 BTC, bringing its total Bitcoin treasury holdings to 1,083 BTC. This acquisition reflects DDC’s continued adherence to its disciplined Bitcoin accumulation strategy, which emphasizes consistency, transparency, and long-term value creation. The Company’s average cost per bitcoin holding is USD $108,726, and its disciplined approach has delivered a H2 Bitcoin yield to date of 263%. This acquisition further highlights DDC’s commitment to responsibly building one of the largest corporate Bitcoin treasuries globally.

The updated Bitcoin holdings translate to approximately 0.108309 BTC per 1,000 DDC shares, demonstrating added value to shareholders. Norma Ka Yin Chu, Founder, Chairwoman, and CEO of DDC, stated, “Discipline enables us to capitalize on market fluctuations, transforming volatility into strategic advantage. This week’s pullback presented an ideal window to increase our holdings, which was made possible by our rigorous risk controls and prudent balance sheet management.”

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements regarding DDC’s Bitcoin strategy and its future business development, results of operations, and financial condition. Actual results may differ materially due to risks and uncertainties detailed in DDC’s filings with the SEC. DDC undertakes no obligation to update any forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: October 20, 2025	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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